
06010610



NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

30.01.2006 ГМК/1301

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

82-4270

Re: **OJSC Mining and Metallurgical Company Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated January 27, 2006: Norilsk Nickel and Rio Tinto announce exploration and development joint venture in Russia
2. Information on the events that may significantly affect the price of the Company's securities dated January 24, 2006
3. Information on the events that may significantly affect the price of the Company's securities dated January 24, 2006
4. Press release dated January 24, 2006: MMC Norilsk Nickel announces preliminary production figures for 2005
5. Press release dated January 24, 2006: MMC Norilsk Nickel will continue to support CSKA Hockey Club
6. Information on the events that may significantly affect the price of the Company's securities dated January 20, 2006

All above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,



Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel


NORILSK NICKEL

27.01.2006

Norilsk Nickel and Rio Tinto announce exploration and development joint venture in Russia

Norilsk Nickel, Russia's largest mining company, and Rio Tinto, one of the world's largest mining companies, today announced the launch of an exploration and development joint venture in Russia.

The companies yesterday signed a co-operation protocol in the Ministry of Natural Resources. Based on the principles outlined in this protocol, the agreement establishing the formal terms governing the joint venture was signed today.The agreement provides for the establishment of a joint venture exploration and development company, owned 51 per cent by Norilsk Nickel and 49 per cent by Rio Tinto. Initial exploration efforts will concentrate on opportunities in the Siberian and Far-Eastern Federal Districts of Russia.

Rio Tinto chief executive, Leigh Clifford, said: "Rio Tinto has increased its exploration and development activity in Russia over the last few years, and we are now delighted to enter into this agreement with a partner of the stature of Norilsk Nickel. The establishment of this joint venture breaks new ground for the mining industry. Combining the skills and resources of Norilsk Nickel and Rio Tinto will provide an unrivalled platform for exploration and development of mineral deposits in Russia.

"We are pleased that by expanding our long term commitment towards exploration in Russia, Rio Tinto will play a significant role in developing the country's resource base."

Norilsk Nickel chief executive, Mikhail Prokhorov, said: "Norilsk Nickel continues to focus on growing and diversifying its resource base and on gaining exposure to international best practices. Entering into this agreement with Rio Tinto will bring together the knowledge and expertise of two leading mining companies to promote exploration in Russia. This country's mineral wealth remains untapped in many areas across many minerals, and we will pursue the development of new discoveries and known deposits with the potential for significant capital investment and attractive financial returns.

"The aim of the joint venture will be to create a viable economic model of cooperation to accelerate and enhance exploration for new mineral resources in Russia, thereby promoting the mineral wealth and economic development of the regions."

Background notes to editors

Norilsk Nickel

MMC Norilsk Nickel is the world's largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt. Following a number of acquisitions in Russia, Norilsk Nickel is also one of the largest gold producers in the world and the largest in Russia. MMC Norilsk Nickel is

listed on several Russian exchanges (MICEX, RTS, GMKN), ADRs are traded over the counter in New York (NILSY US), London (MNOD LI) and Berlin (NNIA GR).

Rio Tinto

Rio Tinto is one of the world's leading mining groups, with a market capitalisation of about US $70 billion. Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. It is listed on both the London and Australian stock exchanges and has an ADR listing on the New York Stock Exchange.

The Russian mining industry

Aluminium
Russia produces 12 per cent of world output and is the world's largest exporter of primary material.

Gold
Russia produced 182 tonnes of gold in 2004, or seven per cent of world mine output.

Diamonds
The volume of rough diamond production in Russia is 25 million carats, 16 per cent of the world total of 155 million carats.

Copper
Russia produced 900,000 tonnes of refined copper in 2004.

Nickel/ Platinum Group Metals
Russian nickel production was 270,000 tonnes in 2004, more than 20 per cent of global output, all from local raw materials. Platinum output was 850,000 ounces, 13 per cent of global output, and palladium production was half of world supply.

Coal
Russia is the world's sixth largest producer of coal. In 2004, Russia produced 61 million tonnes of coking coal and 148 million tonnes of steam coal.

Iron Ore
Annual production is 97 million tonnes. Russia is a net exporter of iron ore (20 million tonnes) and pellets (10 million tonnes).

Uranium
Russia is one of the world's major producers of uranium and has a substantial nuclear power programme.

Potash
In 2004, Russia was the second largest producer of potash after Canada, producing about 9.3 million tonnes of potash or 20 per cent of world production.

27 January 2006

For further information, please contact:

Rio Tinto

LONDON AUSTRALIA
Media Relations
Maria Darby Walker
Mobile: +44 (0) 7725 036 544
Hugh Leggatt Office: +44 (0) 20 7753 2273
Mobile: +44 (0) 7764 369 977
Media Relations
Ian Head Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101
Investor Relations
Nigel Jones Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365
David Ovington Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978
Investor Relations
Dave Skinner Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309
Susie Creswell Office: +61 (0) 3 9283 3639
Mobile: +61 (0) 418 933 792
Website: www.riotinto.com

Norilsk Nickel

MOSCOW
Investor Relations
Dmitriy Usanov Office: +7 495 786 83 20
Public Relations
Sergey Chernitsyn Office: +7 495 797 82 94
Fax: +7 095 786 8394
E-mail:uosmail@nornik.ru
Website :www.nornik.ru

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization: ***Closed Joint Stock Company Holding Company INTERROS;***

Percentage of ordinary shares of the Issuer owned by the aforementioned organization, before change: ***6,79 %;***

Percentage of ordinary shares of the Issuer owned by the aforementioned organization, after change: ***0,2%.***

The date when the Issuer was informed that the percentage of ordinary shares of the Joint Stock Company owned by the aforementioned organization had changed: ***January 24, 2006.***

MMC Norilsk Nickel Representative ***Morozov D.S.***
(power of attorney № ГМК-115/26-нм of 22.12.2005)

January 24, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization: ***Closed Joint Stock Company HC Invest;***   Percentage of ordinary shares of the Issuer owned by the aforementioned organization, before change: ***0 %;***   Percentage of ordinary shares of the Issuer owned by the aforementioned organization, after change: ***6,59%.***   The date when the Issuer was informed that the percentage of ordinary shares of the Joint Stock Company owned by the aforementioned organization had changed: ***January 24, 2006.***

MMC Norilsk Nickel Representative ***Morozov D.S.***
(power of attorney № ГМК-115/26-нм of 22.12.2005)

January 24, 2006.


NORILSK NICKEL

24.01.2006

MMC Norilsk Nickel announces preliminary production figures for 2005

Mining and Metallurgical Company (MMC) Norilsk Nickel ("the Company") announces 2005 preliminary production figures from its operations in the Taimyr (Polar Division) and Kola Peninsula (Kola MMC). The Company met its 2005 metals production targets in line with management expectations.

During 2005 total nickel production was 243 thousand metric tons, maintaining the Company's 2004 production level. Production was consistent quarter-on-quarter at 59, 61, 61 and 62 thousand metric tons for Q1, Q2, Q3, and Q4 respectively, as compared to 61, 61, 59 and 62 thousand metric tons for the corresponding periods of 2004.

During 2005 total copper production was 452 thousand metric tons including production from purchased materials, an increase of 5 thousand metric tons as compared to the 2004 level. Stable operations resulted in consistent quarterly production at 113, 112, 113 and 114 thousand metric tons of copper for Q1, Q2, Q3, and Q4, respectively, as compared to 110, 112, 112 and 113 thousand metric tons for the corresponding periods of 2004.

In 2005 the Company's palladium and platinum production exceeded forecasts, reaching 3.133 million ounces (97.4 metric tons) of palladium and 751 thousand ounces (23.4 metric tons) of platinum. Quarterly production of palladium was 715 (22.2), 768 (23.9), 840 (26.1), 810 (25.2) thousand ounces (metric tons) in Q1, Q2, Q3, and Q4, respectively. Quarterly production of platinum was 174 (5.4), 181 (5.6), 198 (6.2), 198 (6.2) thousand ounces (metric tons) in Q1, Q2, Q3, and Q4, respectively. These volumes are related only to the production results of the Polar Division and Kola MMC and do not include those volumes that were produced at Stillwater Mining Company.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel announced that 2006 nickel production is to increase to an estimated 243 to 248 thousand metric tons. Forecasted 2006 production of copper from own sources is estimated at 422-427 thousand metric tons, which is comparable to 2005 copper production from own sources, amounting to 427 thousand metric tons. Palladium production is expected in the range of 2.90-2.95 million ounces (90-92 metric tons), and platinum production in the range of 690-700 thousand ounces (21-22 metric tons).

In 2006 MMC Norilsk Nickel will continue to release quarterly nickel, copper, palladium and platinum production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter.


NORILSK NICKEL

24.01.2006

MMC Norilsk Nickel will continue to support CSKA Hockey Club

According to Sergey Kuschenko, Norilsk Nickel's manager for sports projects, MMC Norilsk Nickel will continue to support CSKA Hockey Club.

'RAO Norilsk Nickel has sold its shares of CSKA Hockey Club as part of restructuring of the Company's sports assets, and this doesn't mean the alienation of CSKA Hockey Club', said Kuschenko. 'MMC Norilsk Nickel will continue to support CSKA Hockey Club'. The Company just intends to change the form and direction of its cooperation with the renowned hockey club. A decision was made by the Company to grant a long-term sponsor support to this project. MMC Norilsk Nickel and CSKA Hockey Club are currently negotiating upon the details of a sponsorship agreement. The cost of this agreement is to be announced later, I can only say that the agreement will be entered into on 3+2 basis.

CSKA, the Federal State Enterprise of the Defence Ministry of the Russian Federation, and the companies engaged by Norilsk Nickel and the club's top management will become CSKA's founding members.

MMC Norilsk Nickel is absolutely sure that the change in the format of its participation in this project will not reflect on the results of this hockey team, which will keep demonstrating a good play making the fans happy.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company Kolenergosbyt;***
Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***Ul. Novaya 7, Murmashi, Murmansk area, 184355;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change in interest: ***0 %;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0 %;***
The Issuer's interest share in the authorized capital of the aforementioned organization after change in interest: ***14,83%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***10,01%.***
Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***January 20, 2006.***

MMC Norilsk Nickel Representative ***Morozov D.S.***
(power of attorney № ГМК-115/26-нм of 22.12.2005)

January 20, 2006.